SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 7

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Biosite Incorporated

(Name of Subject Company (Issuer))

Beckman Coulter, Inc.

Louisiana Acquisition Sub, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	090945 10 6
(Titles of Classes of Securities)	(CUSIP Number of Class of Securities)

Scott Garrett

President & CEO

Beckman Coulter, Inc.

4300 N. Harbor Boulevard

Fullerton, California 92834-3100

(714) 871-4848

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:

Paul D. Tosetti, Esq.

Cary K. Hyden, Esq.

Jonn R. Beeson, Esq.

Latham & Watkins LLP

633 West Fifth St., Suite 4000

Los Angeles, California 90071-2007

Tel: (213) 485-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,861,863,120	$57,160

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 20,687,368 shares of common stock, par value $0.01 per share, of Biosite, including the associated preferred share purchase rights, at a purchase price of $90 per share. As of April 23, 2007, such number of shares consists of (i) 16,467,125 shares of common stock issued and outstanding and (ii) 4,220,243 shares of common stock that are expected to be issuable before the expiration of the Offer under stock options and other rights to acquire Biosite shares.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.0000307 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$53,982	Filing Party:	Beckman Coulter, Inc. and Louisiana Acquisition Sub, Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	April 2, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

AMENDMENT NO. 7 TO SCHEDULE TO

This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2007, as amended by Amendments No. 1 through 6 to the Statement, by (i) Beckman Coulter, Inc., a Delaware corporation (“Beckman”), and (ii) Louisiana Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Beckman. The Statement, as amended, relates to the offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value $0.01 per share, together with the associated rights to purchase series A participating preferred stock, par value $0.01 per share (collectively, the “Shares” and each, a “Share”), of Biosite Incorporated, a Delaware corporation (“Biosite”), originally at a price of $85.00 per Share (and as amended herein, $90.00 per Share) in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Amendment to the Agreement and Plan of Merger

On May 1, 2007, Beckman, Purchaser and Biosite entered into an Amendment to the Agreement and Plan of Merger (the “Merger Agreement Amendment”) amending the Agreement and Plan of Merger dated as of March 24, 2007 by and among Beckman, Purchaser and Biosite. Among other things, the Merger Agreement Amendment (i) increases the Offer Price from $85.00 per Share to $90.00 per Share, (ii) increases the Termination Fee from $50 million to $54 million, (iii) changes the treatment of Company Options so that they are cancelled and terminated when the merger is completed in exchange for a cash payment (without interest) equal to the product of the number of Shares subject to the Company Option multiplied by the excess, if any, of the Offer Price over the exercise price per share of such Company Option immediately before the Merger is completed, subject to certain exceptions, and (iv) removes Beckman’s obligation to extend the Expiration Time of the Offer at the request of Biosite. The foregoing summary of the Merger Agreement Amendment does not purport to be complete. The full text of the Merger Agreement Amendment is attached hereto as Exhibit (d)(6) and incorporated herein by reference.

Biosite stockholders who validly tender their Shares and do not withdraw them will receive the amended offer price of $90.00 per Share, regardless of whether they tendered their Shares before or after the date of the Merger Agreement Amendment. Biosite stockholders who have previously tendered and not withdrawn their Shares are NOT required to submit a new Letter of Transmittal. Biosite stockholders who wish to tender their Shares should use the Letter of Transmittal mailed to them on or about April 2, 2007.

The Statement is hereby amended to reflect the terms of the Merger Agreement Amendment as follows:

1.	The reference to the Offer Price of “$85.00” in the first paragraph of the Statement is amended to read “$90.00.”

2.	Item 2(b) of the Statement is amended to replace “16,000,118” with “16,467,125” and to replace “March 22, 2007” with “April 23, 2007”. In addition, to the extent such Item incorporates by reference the information contained in the Offer, it is amended as follows:

The Introduction of the Offer to Purchase is amended and revised by replacing the fifth paragraph with the following:

“Biosite has informed the Purchaser that, as of April 23, 2007, it had (i) 16,467,125 Shares issued and outstanding and (ii) 3,815,390 Shares that were subject to outstanding Company Options. Based upon the foregoing, as of April 23, 2007, the Minimum Condition would be satisfied if 10,141,258 Shares were tendered and not withdrawn in the Offer. If the Minimum Condition is satisfied and the Purchaser purchases Shares tendered in the Offer, the Purchaser will be able to designate directors constituting a majority of Biosite’s board of directors. See Section 12—“Purpose of the Offer; Plans for Biosite; Other Matters” and Section 13—“The Merger Agreement; Other Agreements.”

3.	Items 1, 4, 5, 6, 8, 9, and 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer, are amended as follows:

Any and all references to the Offer Price of “$85.00” contained in the (i) Offer to Purchase, (ii) Letter of Transmittal, (iii) Notice of Guaranteed Delivery, (iv) Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees, and (v) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees, are amended to read “$90.00.”

4.	Item 1, 4 and 11 of the Statement, to the extent such Item incorporates by reference the information contained in the Offer, is amended and supplemented as follows:

The Summary Term Sheet of the Offer to Purchase is amended and revised by replacing the paragraph under the subsection captioned “Can the offer be extended?” with the following:

“Yes. We have the option, without Biosite’s consent, to extend the Offer for one or more periods of up to 10 business days each, until August 31, 2007, subject to certain conditions. We are not obligated to extend the Offer if the conditions to the Offer have not been satisfied at the Expiration Time. See Section 1—‘Terms of the Offer’ and Section 13—‘The Merger Agreement; Other Agreements.’ ”

5.	Items 4 and 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer, are amended and supplemented as follows:

Section 1—“Terms of the Offer” of the Offer to Purchase is amended and supplemented by replacing the second paragraph with the following:

“Subject to the terms of the Merger Agreement and applicable law, if at the Expiration Time any of the conditions to the Offer have not been satisfied, the Purchaser may, without Biosite’s consent, extend the Offer for successive periods of up to 10 business days until August 31, 2007 by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Time.” The Purchaser is not obligated to extend the Offer if the conditions to the Offer have not been satisfied at the Effective Time.

Section 1—“Terms of the Offer” of the Offer to Purchase is further amended and supplemented by deleting the following phrase from the beginning of the ninth paragraph:

“Subject to the Purchaser’s obligation to extend the Offer as described above,”

Section 2—“Acceptance for Payment and Payment for Shares” of the Offer to Purchase is amended and supplemented by replacing the last sentence of the first paragraph with the following:

“For a description of the Purchaser’s rights to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1—‘Terms of the Offer.’ ”

6.	Items 2(c), 4 and 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer, are amended and supplemented as follows:

Section 6—“Price Range of the Shares; Dividends on the Shares” is hereby amended and supplemented by adding the following row to the bottom of the table captioned “Fiscal Year Ending December 31, 2007”:

“	High	Low
Second Quarter	$94.26	$84.10”

In addition, the first paragraph appearing under such table is amended and supplemented by adding the following sentence after the second sentence of that paragraph:

“On May 1, 2007, the last full trading day before announcement of the amendment to the Merger Agreement increasing the Offer Price to $90.00, the closing price for the Shares reported on the NASDAQ Global Select Market was $92.30 per Share.”

7.	Items 4, 7 and 11 of the Statement, to the extent such Items incorporate by reference information contained in the Offer, are amended and supplemented as follows:

Section 10—“Source and Amount of Funds” of the Offer to Purchase is amended and revised by adding the following paragraph at the end of the section:

“Morgan Stanley Senior Funding, Inc., CitiGroup Global Markets, Inc., and all other members of the lender syndicate arranged under the terms of the Commitment Letter gave their prior written consent to the terms of the Amendment to the Agreement and Plan of Merger entered into as of May 1, 2007 by and among Beckman, Purchaser and Biosite, as required by the terms and requirements of the Commitment Letter.”

8.	Item 4, 5 and 11(b) of the Statement, to the extent such Items incorporate by reference the information contained in the Offer, are hereby amended and supplemented as follows:

Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions” of the Offer to Purchase is amended and supplemented by adding the following paragraphs at the end of the subsection captioned “Background of the Offer”:

“On April 26, 2007, Beckman’s board of directors held a meeting to discuss whether and under what circumstances Beckman would consider increasing the Offer Price in response to the proposal that Inverness had delivered to Biosite. The board of directors further discussed the appropriate level of any increase in the Offer Price. At the conclusion of the meeting, Beckman’s board of directors authorized management to explore with Biosite the possible terms of an increase in the Offer Price that would be at least as favorable to Biosite’s stockholders as Inverness’ proposal. Later that day Latham delivered draft agreements, including a draft amendment to the Merger Agreement, reflecting the terms that Beckman might find acceptable and would consider proposing to Biosite, following approval of its board of directors. These agreements provided that Beckman could consider increasing the Offer Price to $90.00 per share, contingent upon, among other things:

•

an increase in the termination fee from $50 million (approximately 3.2% of the equity value of Biosite on a treasury stock basis and approximately 3.3% of the enterprise value of Biosite) to $70 million (approximately 4.2% of the equity value of Biosite on a treasury stock basis and approximately 4.3% of the enterprise value of Biosite);

•

an amendment to the Confidentiality Agreement dated May 11, 2006 and amended June 2, 2006 between Biosite and Beckman (the “Confidentiality Agreement”) that would terminate Beckman’s standstill obligations restricting it from making unsolicited offers or proposals to acquire Biosite

•	the cancellation of Company Options in exchange for a cash payment, rather than assumption of such options;

•	the elimination of Biosite’s ability to require Purchaser to extend the Offer at Biosite’s request if any Offer condition is not satisfied;

•	an amendment to the existing BNP Assay Development, Manufacture and Supply Agreement between Biosite and Beckman (the “BNP Amendment”);

•

the entry into two sublicense agreements pursuant to which Biosite would sublicense certain technologies to Beckman and the entry into a third sublicense agreement pursuant to which a subsidiary of Beckman would sublicense certain technologies to Biosite (the BNP Amendment and the three proposed sublicense agreements are referred to collectively as the “Commercial Arrangements”).

On April 27, 2007, representatives from Morgan Stanley engaged in discussions with representatives from Goldman Sachs and representatives from Latham and Beckman’s Delaware counsel, Young Conway Stargatt & Taylor LLP, engaged in discussions with representatives from Cooley and Biosite’s Delaware counsel, Potter Anderson & Corroon LLP regarding certain terms of the proposed amendment to the Merger Agreement. During these discussions, Beckman’s representatives indicated that for Beckman to propose any increase in the Offer Price, it would require that Biosite agree to the terms provided in the agreements delivered by Latham.

On April 28, 2007, Cooley sent a revised draft of the amendment to the Merger Agreement to Latham, which among other things, proposed to decrease the amount of the termination fee to $54 million (approximately 3.2% of the equity value of Biosite on a treasury stock basis and approximately 3.3% of the enterprise value of Biosite), restore Biosite’s right to require Purchaser to extend the Offer at Biosite’s request and eliminate the provisions relating to the Commercial Arrangements. Later that day, representatives of Beckman and Biosite continued their discussions regarding possible terms of an amendment to the Merger Agreement. Biosite’s representatives also indicated that Biosite may be willing to permit Beckman to make unsolicited offers to acquire Biosite to Biosite’s board of directors but not directly to its stockholders.

These discussions continued through April 29, 2007. As a result of such discussions, Beckman’s representatives agreed to recommend to Beckman’s board of directors making a proposal that would eliminate the provisions relating to the Commercial Arrangements and to decrease the amount of the termination fee to $62.5 million (approximately 3.7% of the equity value of Biosite on a treasury stock basis and approximately 3.9% of the enterprise value of Biosite). In the early morning on April 29, 2007, Latham delivered to representatives of Biosite revised draft documents that Beckman’s management indicated it would be willing to present to Beckman’s board of directors. Mr. Garrett and Mr. Blickenstaff also discussed the potential terms of such an amendment. Biosite’s board of directors met via teleconference on April 29, 2007 to discuss the status of discussions and negotiations with members of senior management of Biosite, representatives of Goldman Sachs, representatives of Cooley and representatives of Potter. After further discussions on April 29, 2007, Beckman’s representatives indicated that they would be willing to recommend a termination fee of $59.5 million (approximately 3.6% of the equity value of Biosite on a treasury stock basis and approximately 3.7% of the enterprise value of Biosite), to Beckman’s board of directors. During the meeting of the Biosite board of directors, Latham sent further revised documents to representatives of Biosite that provided for, among other things, a termination fee of $59.5 million.

On April 29, 2007, Beckman’s board of directors held a meeting to receive a report from management regarding discussions between the parties over the prior three days and to consider the terms that Biosite had indicated might be acceptable to it. At the conclusion of the meeting, Beckman’s board of directors indicated that it was not prepared to authorize a proposal on the terms that Biosite’s board of directors had indicated would be acceptable. Beckman’s board of directors authorized management to continue discussions regarding a possible increase in the Offer Price.

On April 29, 2007 and throughout the day on April 30, 2007, representatives of Beckman and Biosite continued discussions regarding the size of the termination fee and whether Beckman would be obligated to extend the Offer if requested by Biosite, but these discussions did not result in a formal proposal.

At approximately 12:00 p.m. on May 1, 2007, Latham delivered to representatives of Biosite a revised amendment to the Merger Agreement that Beckman’s management had indicated it was willing to present to Beckman’s board of directors. The revised amendment, among other things, provided for an increased Offer Price of $90.00 per share and a termination fee of $54 million (approximately 3.2% of the equity value of Biosite on a treasury stock basis and approximately 3.3% of the enterprise value of Biosite), but did not restore Biosite’s right to require Purchaser to extend the Offer at Biosite’s request. Latham also delivered a draft amendment to the Confidentiality Agreement with respect to the termination of Beckman’s standstill obligations, and a draft letter to be signed by Mr. Blickenstaff acknowledging that the terms of the Tender and Stockholder Support Agreement remain in full force and effect and continue to apply to the terms of the Merger Agreement, as amended by the amendment to the Merger Agreement. Shortly after the receipt of the revised draft amendment to the Merger Agreement and other related documents, Biosite’s board of directors held a special telephonic meeting. At this meeting the Biosite board of directors unanimously determined that, if Beckman delivered a binding offer to Biosite with an amendment to the Merger Agreement signed by Beckman and including the same terms as those contained in the proposed amendment to the Merger Agreement that Latham had delivered earlier that day, such offer would be at least as favorable to Biosite’s stockholders as the Inverness offer; and unanimously determined that the Merger Agreement, as amended by the Merger Agreement Amendment (as defined below), the Offer, the Merger and the other transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, are fair to, and in the best interests of, Biosite’s stockholders; approved the Merger Agreement, as amended by the Merger Agreement Amendment; declared that the Merger Agreement, as amended by the Merger Agreement Amendment is advisable and directed that the Merger Agreement, as amended by the Merger Agreement Amendment be submitted to Biosite’s stockholders for adoption (unless not required pursuant to applicable law).

Subsequently, Beckman’s board of directors held a meeting to consider the terms that had been approved by the Biosite board of directors. Beckman’s board of directors approved the terms of the Merger Agreement Amendment and the other related documents delivered to

Biosite earlier that day and authorized Beckman’s management to make a proposal to Biosite on those terms.

On or about 5:30 p.m. on May 1, 2007, Beckman delivered a binding offer to Biosite with an amendment to the Merger Agreement and an amendment to the Confidentiality Agreement signed by Beckman that included the same terms as those previously approved by the Biosite board of directors. The offer stated that it would remain available for Biosite’s consideration until 7:00 p.m., Pacific Daylight Time, on Tuesday, May 1, 2007.

On or about 5:50 p.m. on May 1, 2007, Biosite delivered to Beckman and Purchaser a signed Amendment to the Agreement and Plan of Merger (the “Merger Agreement Amendment”). Biosite also delivered to Beckman a signed amendment to the Confidentiality Agreement terminating Beckman’s standstill obligations and Mr. Blickenstaff delivered a signed acknowledgement that the terms of the Tender and Stockholder Support Agreement would remain in full force and effect and continue to apply to the terms of the Merger Agreement, as amended by the Merger Agreement Amendment.

On May 1, 2007, Beckman and Biosite each issued a press release announcing the Merger Agreement Amendment. Beckman also indicated in its press release that it has extended the term of the Offer until 12:00 midnight, Eastern Daylight Time, on Tuesday, May 15, 2007 (the end of the day on Tuesday).”

9.	Items 4, 5, 6, 8, 9, and 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer, are amended and supplemented as follows:

Section 13—“The Merger Agreement; Other Agreements” of the Offer to Purchase is amended and revised by replacing the third paragraph under the subsection captioned “The Offer” with the following:

“The Merger Agreement provides that the Purchaser may extend the Offer in its discretion without Biosite’s consent for one or more periods of up to 10 business days until August 31, 2007, if any of the conditions to the Offer have not been satisfied.” The Purchaser is not obligated to extend the Offer if the conditions to the Offer have not been satisfied at the Effective Time.

Section 13—“The Merger Agreement; Other Agreements” of the Offer to Purchase is amended and revised by replacing the four paragraphs under the subsection captioned “Treatment of Options” with the following single paragraph:

“Treatment of Options. Pursuant to the Merger Agreement, each option to purchase Shares (a “Company Option”) that is outstanding immediately before the Merger is completed will become fully vested immediately before the Merger is completed, unless the holder of such Company Option is not then entitled to accrue vesting in such Company Option (either pursuant to regular Biosite policy or provisions contained in applicable Company Options). In that case, subject to applicable legal requirements, the unvested portion of each Company Option held by such a holder that remains unvested will be cancelled and terminated when the Merger is completed and no payment shall be made with respect to such termination. The portion of any Company Option that is vested when the Merger is completed will be cancelled and terminated in exchange for a cash payment (without interest) equal to the product of the number of Shares subject to such Company Option multiplied by the excess, if any, of the Offer Price over the exercise price per Share of such Company Option immediately before the Merger is completed.”

Section 13—“The Merger Agreement; Other Agreements” of the Offer to Purchase is further amended and revised by replacing the reference to the Termination Fee of “$50 million” with “$54 million.”

Section 13—“The Merger Agreement; Other Agreements” of the Offer to Purchase is further amended and revised by replacing the last sentence in the second to the last paragraph in the subsection captioned “No Solicitation, Unsolicited Proposals” with the following sentence:

“Biosite also agreed promptly (but in no event by May 8, 2007) to request each person (other than Inverness Medical Innovations, Inc. and certain other persons) that since January 1, 2005 has executed a confidentiality agreement in connection with its consideration of a possible Acquisition Transaction or equity investment in Biosite to return or destroy all confidential information previously furnished to such person by or on behalf of Biosite, subject to the terms of the applicable confidentiality agreement.”

Amendment to the Confidentiality Agreement

On May 1, 2007, in conjunction with the Merger Agreement Amendment, Beckman and Biosite entered into a letter agreement amending the Confidentiality Agreement dated May 11, 2006, as amended on June 2, 2006, between Beckman and Biosite (the “Confidentiality Amendment”). The Confidentiality Amendment terminated the standstill provisions of the Confidentiality Agreement, thereby allowing Beckman to make an unsolicited offer to acquire Biosite at any time after March 23, 2007. The foregoing summary of the Confidentiality Amendment does not purport to be complete. The full text of the Confidentiality Amendment is attached hereto as Exhibit (d)(7) and incorporated herein by reference.

Item 4, 5 and 11(b) of the Statement, to the extent such Items incorporate by reference the information contained in the Offer, are hereby amended to reflect the Confidentiality Amendment as follows:

Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions” of the Offer to Purchase is further amended by changing the reference to “November 11, 2007” in the second paragraph under the subsection captioned “Confidentiality Agreement” to “March 23, 2007.”

Acknowledgement Letter regarding Support Agreement

On May 1, 2007, in conjunction with the Merger Agreement Amendment, Kim D. Blickenstaff, Chairman and Chief Executive Officer of Biosite, sent a letter (the “Acknowledgement Letter”) to Beckman acknowledging that the Support Agreement remains in full force and effect and continues to apply to the Merger Agreement, as amended by the Merger Agreement Amendment. The foregoing summary of the Acknowledgement Letter sent by Mr. Blickenstaff does not purport to be complete. The full text of the Acknowledgement Letter is attached hereto as Exhibit (d)(8) and incorporated herein by reference.

Items 4, 5, 6, 8, 9, and 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer, are amended and supplemented to reflect the Acknowledgement Letter as follows:

Section 13—“The Merger Agreement; Other Agreements” of the Offer to Purchase is amended and supplemented by adding the following sentence to the end of the subsection captioned “Tender and Stockholder Support Agreement”:

“An May 1, 2007, Mr. Blickenstaff sent a letter to Beckman acknowledging that the Support Agreement remains in full force and effect and continues to apply to the Merger Agreement, as amended on May 1, 2007.”

Extension of Offer

The Expiration Time of the Offer has been extended to the end of the day at 12:00 midnight, New York City time, on Tuesday, May 15, 2007. The full text of the press release issued by Parent on May 1, 2007, announcing the Merger Agreement Amendment and simultaneous extension of the Expiration Time is filed herewith as Exhibit (a)(5)(M). The Statement, the exhibits thereto, and the Offer are hereby amended to reflect the extension of the Expiration Time as follows:

1.	Items 1, 4, 5, 6, 8, 9, and 11 of the Statement, to the extent such Items incorporate by reference information contained in the Offer, are hereby amended and supplemented to include the following:

“On May 1, 2007, Beckman issued a press release announcing that the Merger Agreement has been amended and the Offer has been extended to the end of the day at 12:00 midnight, New York City Time, on Tuesday, May 15, 2007. The Depositary has advised Beckman that approximately 70,000 Shares have been validly tendered and not withdrawn in the Offer as of 5:00 p.m. New York City time, on May 1, 2007. A copy of the press release is filed hereto as Exhibit (a)(5)(M) and incorporated herein by reference.”

2.	Items 1, 4, 5, 6, 8, 9, and 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer, are amended and supplemented as follows:

All references to the Expiration Time of 12:00 midnight, New York City time, on Wednesday, May 2, 2007 (the end of the day on Wednesday) contained in the (i) Offer to Purchase, (ii) Letter of Transmittal, (iii) Notice of Guaranteed Delivery, (iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and (v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, each as amended (or, Friday April 27, 2007, as unamended), are hereby amended and restated to refer to the Expiration Time of 12:00 midnight, New York City time, on Tuesday, May 15, 2007 (the end of the day on Tuesday).

Exhibits

Item 12 of the Statement is hereby amended and supplemented to include the following:

“(a)(5)(M)	Press Release issued by Beckman Coulter, Inc. on May 1, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report filed on Form 8-K by Beckman Coulter, Inc. on May 2, 2007).

(d)(6)	Amendment to the Agreement and Plan of Merger, dated as of May 1, 2007, by and among Beckman Coulter, Inc., the Purchaser and Biosite Incorporated (incorporated by reference to Exhibit 2.1 of the Current Report filed on Form 8-K by Beckman Coulter, Inc. on May 2, 2007).

(d)(7)	Amendment to Confidentiality Agreement, dated May 1, 2007, between Beckman Coulter, Inc. and Biosite Incorporated.

(d)(8)	Acknowledgement Letter, dated May 1, 2007, from Kim D. Blickenstaff to Beckman Coulter, Inc.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOUISIANA ACQUISITION SUB, INC.

By:	/S/ ARNOLD A. PINKSTON
Name:	Arnold A. Pinkston
Title:	Secretary

BECKMAN COULTER, INC.

By:	/S/ ARNOLD A. PINKSTON
Name:	Arnold A. Pinkston
Title:	Senior Vice President, General Counsel and Secretary

Date: May 2, 2007

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of April 2, 2007.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Summary Advertisement published on April 2, 2007.*

(a)(5)(A)	Joint press release issued by Beckman Coulter, Inc. and Biosite Incorporated, dated March 25, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on March 26, 2007).

(a)(5)(B)	PowerPoint presentation by Beckman Coulter, Inc. on March 26, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on March 26, 2006).

(a)(5)(C)	Transcript of a conference call conducted by Beckman Coulter, Inc. on March 26, 2007 (incorporated by reference to Schedule TO-C filed by Beckman Coulter, Inc. on March 27, 2007).

(a)(5)(D)	Press Release issued by Beckman Coulter, Inc. on April 2, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on April 2, 2007).

(a)(5)(E)	Press Release issued by Beckman Coulter, Inc. on April 2, 2007.*

(a)(5)(F)	Press Release issued by Beckman Coulter, Inc. on April 5, 2007.*

(a)(5)(G)	Letter from Beckman Coulter, Inc. to Biosite Incorporated’s board of directors dated April 5, 2007.*

(a)(5)(H)	Press Release issued by Beckman Coulter, Inc. on April 10, 2007.*

(a)(5)(I)	Letter from Beckman Coulter, Inc. to Biosite Incorporated dated April 10, 2007.*

(a)(5)(J)	Press Release issued by Beckman Coulter, Inc. on April 17, 2007.*

(a)(5)(K)	Press Release issued by Beckman Coulter, Inc. on April 26, 2007.*

(a)(5)(L)	Press Release issued by Beckman Coulter, Inc. on April 27, 2007.*

(a)(5)(M)	Press Release issued by Beckman Coulter, Inc. on May 1, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report filed on Form 8-K by Beckman Coulter, Inc. on May 2, 2007).

(b)	Commitment Letter dated March 24, 2007 between Morgan Stanley Senior Funding Inc., Citigroup Global Markets, Inc., and Beckman Coulter, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(1)	Agreement and Plan of Merger, dated as of March 24, 2007, by and among Beckman Coulter, Inc., the Purchaser and Biosite Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(2)	Tender and Stockholder Support Agreement, dated as of March 24, 2007, by and among Beckman Coulter, Inc., the Purchaser, Kim D. Blickenstaff and Rita Blickenstaff (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(3)	Confidentiality Agreement, dated as of May 11, 2006, between Beckman Coulter, Inc. and Biosite Incorporated.*

(d)(4)	Amendment to Confidentiality Agreement, dated June 2, 2006, between Beckman Coulter, Inc. and Biosite Incorporated.*

(d)(5)	Non-Solicitation Agreement dated March 23, 2007 between Beckman Coulter, Inc. and Biosite Incorporated.*

(d)(6)	Amendment to the Agreement and Plan of Merger, dated as of May 1, 2007, by and among Beckman Coulter, Inc., the Purchaser and Biosite Incorporated (incorporated by reference to Exhibit 2.1 of the Current Report filed on Form 8-K by Beckman Coulter, Inc. on May 2, 2007).

(d)(7)	Amendment to Confidentiality Agreement, dated May 1, 2007, between Beckman Coulter, Inc. and Biosite Incorporated.

(d)(8)	Acknowledgement Letter, dated May 1, 2007, from Kim D. Blickenstaff to Beckman Coulter, Inc.

*	Previously filed